

14049214

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
(No. and Street)

Kerhonkson   NY   12446
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ross   (845) 626-1118
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ron Friedman
(Name – if individual, state last, first, middle name)

177 White Plains Rd (14e) Tarrytown NY 10591
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Ross_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Westchester Capital Planning, Inc_____, as of ___31 Dec_____, 20 _13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

Feb 28, 14

AUTUMN A. GALE
Notary Public, State of New York
Qualified in Ulster County
Reg. No. 01GA6288418
My Commission Expires Sept. 3, 20__17

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013 & 2012

Westchester Capital Planning, Inc.
Table of Contents



**RON FRIEDMAN
CPA**

<u>Independent Auditor's Report</u>

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2013 and 2012, and the related statements of income and retained deficit, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron Friedman

Ron Friedman, CPA
February 26, 2014

1

Westchester Capital Planning, Inc.
Balance Sheets
For the Year Ended December 31,

	2013	2012
ASSETS		
Current Assets		
Cash	$ 10,721	$ 9,221
Total current assets	10,721	9,221
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
TOTAL ASSETS	$10,721	$9,221
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 357	$ 455
Accrued expenses	2,000	2,000
Total current liabilities	2,357	2,455
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(12,058)	(13,656)
Total stockholder's equity	8,364	6,766
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,721	$ 9,221

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2013	2012
Revenues		
Commission income	$ 66,635	$ 89,024
Total Revenue	66,635	89,024
Expenses		
Officer salary	8,500	8,500
Payroll tax expense	725	1,440
Auto expenses	6,398	6,768
Office expense	1,595	1,826
License and registrations	3,417	672
Legal and accounting	2,390	2,150
Rent and office services	3,240	3,240
Postage	1,265	1,417
Telephone	2,892	2,996
Total operating expenses	30,422	29,009
Net income	36,213	60,015
Retained earnings (deficit), beginning of year	(13,656)	(12,655)
Shareholder distributions	(34,615)	(61,016)
Retained earnings (deficit), end of year	$ (12,058)	$ (13,656)

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

	2013	2012
Cash flows from operating activities		
Net income	$ 36,213	$ 60,015
Adjustments to reconcile net income to cash provided by operating activities:		
Accrued expenses	-	-
Accounts payable	(98)	455
Cash provided by operating activities	36,115	60,470
Cash flows from financing activities		
Shareholder distributions	(34,615)	(61,016)
Cash (used) for financing activities	(34,615)	(65,042)
Increase (decrease) in cash for the period	1,500	(546)
Cash-beginning of period	9,221	9,767
Cash-end of period	$ 10,721	$ 9,221

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2012	$ 2,000	$18,422	$ (12,655)	$ 7,767
Net Income			60,015	60,015
Cash dividend distributed			(61,016)	(61,016)
Balance December 31, 2012	2,000	18,422	(13,656)	6,766
Net Income			36,213	36,213
Cash dividend distributed			(34,615)	(34,615)
Balance December 31, 2013	$ 2,000	$18,422	$ (12,058)	$ 8,364

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2013 and 2012 the company was in compliance with its capital requirements and had excess net capital of $3,364 and $1,766, respectively.

Westchester Capital Planning, Inc.
Statements of Net Capital
For the Year Ended December 31,

	2013	2012
Total Assets	10,721	9,221
Less: total liabilities	2,357	2,455
Net worth	8,364	6,766
Less: non-allowable assets	-	-
Current capital	8,364	6,766
Less: haircuts	-	-
Net capital	8,364	6,766
Required net capital	5,000	5,000
Excess net capital	3,364	1,766
Aggregate indebtedness	2,357	2,455
Aggregate indebtedness to net capital	28.18%	36.28%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013 & 2012



RON FRIEDMAN, CPA

177 White Plains Road-Apt. 14E
Tarrytown, New York 10591

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2013, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman

Ron Friedman
Tarrytown, New York
February 26, 2014